NORTHSTAR VARIABLE ANNUITY

AN INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACT

issued by
ReliaStar Life Insurance Company
and its
Northstar Variable Account

Supplement dated February 2, 2007, to your prospectus dated August 8, 1997. Please read it carefully and keep it with your prospectus for future reference.

The "Transfers" section beginning on page 21 of your prospectus is hereby amended to include the following:

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of an Investment Fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the Investment Fund's ability to provide maximum investment return to all Contract Owners.

This in turn can have an adverse effect on Investment Fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the Contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:
- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying Investment Fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other Contract Owners.

If we determine that you have violated our excessive trading policy, we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those Investment Fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your Contract or another owner's variable policy or contract, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one Contract Owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying Investment Fund within a 30-day period. We do not count transfers associated with scheduled Dollar Cost Averaging transfers and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular Investment Fund, at any time without prior notice, depending on, among other factors, the needs of the underlying Investment Fund(s), the best interests of Contract Owners and Investment Fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all Contract Owners or, as applicable, to all Contract Owners investing in the underlying Investment Fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful Investment Fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Investment Funds

Most underlying Investment Funds have their own excessive trading policies, and orders for the purchase of an Investment Fund's shares are subject to acceptance or rejection by the underlying Investment Fund. We reserve the right to reject, without prior notice, any allocation or transfer to a Sub-Account if the corresponding Investment Fund will not accept the allocation or transfer for any reason.

Court Ordered Exception to Our Excessive Trading Policy

Since late 2003, ReliaStar Life Insurance Company ("ReliaStar") has been engaged in litigation with Paul M. Prusky ("Prusky"), et al. regarding a 1998 agreement between Prusky and ReliaStar. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between Sub-Accounts available through certain ReliaStar variable life insurance policies ("market timing"). ING acquired ReliaStar in 2000. Since late 2003, ReliaStar has refused to accept electronic trading instructions from Prusky.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered ReliaStar to accept and effect Prusky's Sub-Account transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et al. v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order").) ReliaStar is considering its legal options in light of the Order; however, in the meantime, ReliaStar must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that the ReliaStar variable life insurance policies owned by Prusky allow ReliaStar to enforce conditions on trading imposed by the Investment Funds in which the ReliaStar Sub-Accounts invest. (Memorandum Accompanying the Order, at pp. 9-10.) ReliaStar will enforce all Investment Fund-imposed conditions on trading consistent with the Order. Prusky's ReliaStar policies include Sub-Accounts investing in the following Investment Funds; the prospectus for each Investment Fund describes restrictions imposed by the Investment Fund to prevent or minimize frequent trading.

- ING VP Index Plus International Equity Portfolio (Class S)
- ING VP Balanced Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP SmallCap Opportunities Portfolio (Class I)